

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

MarDee Haring-Layton
Chief Accounting Officer
Daré Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, California 92122

> **Re: Daré Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2024**
> **File No. 333-278378**

Dear MarDee Haring-Layton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica Zhang, Esq.